SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                       (Amendment No.  )*


                           Cyberonics, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.01 par value
               -----------------------------------------
                      (Title of Class of Securities)


                              23251P102
                -----------------------------------------
                            (CUSIP Number)



                            June 13, 2007
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            204,837 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            204,837 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,837 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES   CERTAIN SHARES
     (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            1,194,400 Shares

      6     SHARED VOTING POWER

            204,837 Shares

      7     SOLE DISPOSITIVE POWER

            1,194,400 Shares

      8     SHARED DISPOSITIVE POWER

            204,837 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,399,237 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            204,837 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            204,837 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,837 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.8%



12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            204,837 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            204,837 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,837 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.8%



12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Kariba LLC


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            3,900 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            3,900 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,900 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Drakensberg, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            3,900 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            3,900 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,900 Shares


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE       INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

         This Statement on Schedule 13G relates to shares of Common Stock, $0.01 par value per share (the "Shares") of Cyberonics, Inc., a Delaware corporation (the "Company") beneficially owned by Rho Capital Partners, Inc., its shareholders, Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Drakensberg, L.P. and Kariba LLC, as follows below.


         Item 1(a) Name of issuer: Cyberonics, Inc., a Delaware corporation (the "Company").

     Item 1(b) Address of issuer's principal executive offices: 100 Cyberonics Boulevard, Houston, Texas 77058.


     Item 2.  Identity of Person Filing.

      (a) This Statement is being filed by Rho Capital Partners, Inc. ("Rho"), a New York corporation, its shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles:
Drakensberg, L.P., a Delaware limited partnership, and Kariba LLC, a Delaware limited liability company (collectively, the "Reporting Persons"). Rho serves as investment advisor to a number of investment vehicles, and in such capacity may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares reported by Rho herein. Joshua Ruch may be deemed additionally to exercise sole investment and voting authority over certain Shares not held under management by Rho. As the Managing Member of Kariba LLC, which is the general partner of Drakensberg, L.P., Joshua Ruch may be deemed to exercise sole investment and voting control over shares of the Company held of record by Drakensberg, L.P.

      (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Drakensberg, L.P. is a Delaware limited partnership, with its address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      Kariba LLC is a Delaware limited liability company, with its address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

         2(d)  Title of class of securities: Common Stock

         2(e)  CUSIP No.:  23251P102


         Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


         Item 4.  Ownership

         See cover page for each Reporting Person.

      As the ultimate holder of voting and investment authority over the Shares owned by its clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 204,837 Shares reported for Rho hereby, constituting 0.8% of the Company's Shares outstanding, as determined by reference to the Company's most recently filed Form 10-Q.

      As stockholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share investment and voting control over the Shares reported herein by Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may be deemed to be the beneficial owner of the 204,837 Shares reported by Rho hereunder, constituting 0.8% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q. Additionally, Mr. Ruch exercises investment and voting control over 1,194,400 Shares not held under management by Rho, over which he may be deemed to have sole beneficial ownership. As the general partner of Drakensberg, L.P., Kariba LLC may be deemed to be the beneficial owner of 3,900 Shares, constituting 0.0% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q. As the Managing Member of Kariba LLC, which is the general partner of Drakensberg, L.P., Joshua Ruch may be deemed to exercise sole investment and voting control over 3,900 Shares held of record by Drakensberg, L.P. Accordingly, Mr. Ruch may be deemed to be the beneficial owner of an aggregate of 1,399,237 Shares, constituting 5.4% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

      Other than Shares in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.


         Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[ ]


         Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

         Not applicable.


         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


         Item 8.  Identification and Classification of Members of the Group.


         Not applicable.


         Item 9.  Notice of Dissolution of Group.


         Not applicable.


         Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 22, 2007


RHO CAPITAL PARTNERS, INC.


    By: /s/ Jeffrey I. Martin
    ------------------------------------
    Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer


HABIB KAIROUZ

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer


MARK LESCHLY

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer


DRAKENSBERG, L.P.

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer


KARIBA LLC

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer